Shockwave Motors Inc.
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$ -	$ -
Cost of sales		-
Gross profit	-	-
Operating expenses:		
Advertising		1,345
Contract labor	1,000	1,600
Legal and professional		1,415
Vehicle expense	793	6,041
Travel	1,414	4,394
General and administrative	2,054	996
Total operating expenses	5,261	15,791
Loss from operations	(5,261)	(15,791)
Other income / (expense)	-	-
Loss before income taxes	(5,261)	(15,791)
Provision for income taxes	-	-
Net loss	$ (5,261)	$ (15,791)